UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Nov. 30, 2026 Estimated average burden hours per response: 12

SEC FILE NUMBER
8-70266

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/23 (MM/DD/YY) AND ENDING 12/31/23 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: iM Global US Distributors LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

2301 Rosecrans Avenue, Suite 2150
(No. and Street)

El Segundo	California	90245
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Jeffrey K Seeley	+1 (310) 367-0543	j.seeley@imgp.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Citrin Cooperman & Company, LLC
(Name – if individual, state last, first, and middle name)

180 Park Avenue, Suite 200	Florham Park	NJ	07932
(Address)	(City)	(State)	(Zip Code)

November 2, 2005	2468
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jeffrey K. Seeley, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of iM Global US Distributors LLC, as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: Deputy CEO and Managing Principal

See Attached Certificate

Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CALIFORNIA ACKNOWLEDGMENT   CIVIL CODE § 1189

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California

County of _Los Angeles_ }

On _February 21, 2024_ before me, ___Ellen Klein, Notary Public___,
     Date   *Here Insert Name and Title of the Officer*

personally appeared ___Jeffrey K. Seeley___

                                        Name(s) of Signer(s)

___

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.



ELLEN KLEIN
Comm. No. 2466272
NOTARY PUBLIC · CALIFORNIA
LOS ANGELES COUNTY
My Comm. Exp. NOV. 7, 2027
CMD-1

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Signature ___Ellen h___

Place Notary Seal and/or Stamp Above   *Signature of Notary Public*

―――――――――― **OPTIONAL** ――――――――――

Completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: _Annual Reports Form X-17A-5 Part III_

Document Date: _____ Number of Pages: _____

Signer(s) Other Than Named Above: _____

Capacity(ies) Claimed by Signer(s)

Signer's Name: _____
☐ Corporate Officer – Title(s): _____
☐ Partner – ☐ Limited ☐ General
☐ Individual   ☐ Attorney in Fact
☐ Trustee   ☐ Guardian or Conservator
☐ Other: _____
Signer is Representing: _____

Signer's Name: _____
☐ Corporate Officer – Title(s): _____
☐ Partner – ☐ Limited ☐ General
☐ Individual   ☐ Attorney in Fact
☐ Trustee   ☐ Guardian or Conservator
☐ Other: _____
Signer is Representing: _____



iM Global US Distributors, LLC



STATEMENT OF FINANCIAL CONDITION
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING
FIRM

December 31, 2023



imgp.com

Table of Contents



CITRINCOOPERMAN®

Citrin Cooperman & Company, LLP
Certified Public Accountants

180 Park Avenue, Suite 200
Florham Park, NJ 07932
T 973.218.0500 **F** 973.218.7160
citrincooperman.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members and the Board of Managers
iM Global US Distributors, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of iM Global US Distributors, LLC as of December 31, 2023, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of iM Global US Distributors, LLC as of December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of iM Global US Distributors, LLC's management. Our responsibility is to express an opinion on iM Global US Distributors, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to iM Global US Distributors, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Citrin Cooperman & Company, LLP

We have served as iM Global US Distributors, LLC's auditor since 2019.
Florham Park, NJ
February 28, 2024

II. Statement of financial condition

STATEMENT OF FINANCIAL CONDITION

December 31, 2023
(Expressed in United States dollars)

		2023
ASSETS		
Current assets		
Cash	$	603,592
Due from affiliates		16,430
Due from clients		18,060
Prepaid expenses		51,537
Current federal tax receivable		39,200
Deferred tax asset		41,139
Total assets	**$**	**769,958**
LIABILITIES AND MEMBER'S EQUITY		
Liabilities		
Accounts payable and accrued expenses	$	75,161
Tax payables		5,368
Total liabilities		**80,529**
Member's equity		689,429
Total liabilities and member's equity	**$**	**769,958**

See notes to financial statement

III.   Notes to Financial Statement

A.   Nature of operations

Nature of Operations

iM Global US Distributors, LLC (the "Company") is a Delaware limited liability company formed on December 5, 2018, and is registered as a broker dealer with the Securities and Exchange Commission ("SEC") and is a member of Financial Industry Regulatory Authority ("FINRA"). The Company was approved by FINRA to operate as a registered broker dealer on October 9, 2019. The Company's operations consist primarily of providing marketing and distribution services to financial intermediaries and institutions.

The Company is a wholly owned subsidiary of iM Global Partner SAS (the "Parent"). Since the Company is a limited liability company, the member is not liable for the debts, obligations, or liabilities of the Company, whether arising in contract, tort or otherwise, unless the member has signed a specific guarantee. Pursuant to the Company's limited liability agreement, the Company will continue indefinitely, or at such an earlier time as determined by the member.

B.   Summary of significant accounting policies

Basis of Accounting

The Company has prepared the accompanying financial statement in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates

The Company's accounting and reporting policies conform to generally accepted accounting principles ("GAAP"). To prepare the financial statement in conformity with GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and income and expenses during the reporting period. Circumstances and events that differ significantly from those underlying the Company's estimates and assumptions could cause actual financial results to differ from those estimates.

The Company has applied accounting policies and estimation methods consistently presented in the financial statement.

Income Taxes

The Company is organized as a limited liability company and has elected to be treated as a corporation for tax purposes and, as such, it is liable for federal or state income taxes.

Deferred tax assets and liabilities are recognized for all future tax consequences attributable to "temporary differences" between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in operations in the period that includes the enactment date.

Notes to the Financial Statement December 31, 2023

Income Taxes *(Continued)*

The Company recognizes and measures its unrecognized tax benefits in accordance with Financial Accounting Standards Board ("FASB") ASC 740, Income Taxes. Under the guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances, and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available or when an event occurs that requires a change.

The Allowance for Credit Losses

ASC Topic 326, Financial Instruments – Credit Losses ("ASC 326") impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. Under the accounting update, the Company could determine there are no expected credit losses in certain circumstances (e.g., based on the credit quality of the client).

The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments, including fees and other receivables utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of collectability in determining the allowance for credit losses. The Company's expectation is that the credit risk associated with its financial assets are not significant accordingly, the Company has not provided an allowance for credit losses as of December 31, 2023.

C.   Related-party transactions

The Company primarily services its affiliates, iM Global Partner Group entities and its partners affiliates, upon execution of fund marketing agreements. As of December 31, 2023, the Company had receivables of $16,430 due from fund marketing services from its affiliate and $18,060 from its clients.

The Company also participates in an expense sharing agreement with its affiliate, iM Global Partner Fund Management, LLC, whereby the affiliate provides administrative services in connection with the Company's operations. In exchange for these administrative services, the Company is billed a representative allocation of direct expenses based on the time allocated by registered personnel to the Company's broker-dealer activities plus a monthly fixed overhead charge.

As of December 31, 2023, total fees owed to the affiliate were approximately $0.
Such receivables and payables are presented at the net balance on the statement of financial condition as "Due from affiliate".

D.   Equity

At December 31, 2023, the Company has one class of membership units allocated amongst one member.

E. Income tax

Balance sheet accounts related to income taxes were as follows as of December 31, 2023:

Current federal tax receivable/(payable)	$	40,000
Current state tax receivable/(payable)		(800)
Current income tax receivable/(payable)	$	39,200
Deferred federal tax asset		28,499
Deferred state tax asset		12,640
Total Deferred tax asset, net	$	41,139

At December 31, 2023, the Company had a federal net operating loss carryforward (NOL) of approximately $68,000 that can be carried forward indefinitely and a state NOL of approximately $63,000 that will start to expire in 2043. The Company's net deferred tax asset of approximately $41,000 at December 31, 2023, is related to NOL and temporary differences related to amortization of intangible assets. At December 31, 2023, the Company had no valuation allowance since management believes that realization of the Company's deferred tax asset is more likely than not based on earnings history and future expectations of taxable income.

The items that give rise to the deferred tax balances at December 31, 2023 were as follow:

Deferred tax assets:		
Intangibles	$	22,483
NOL		18,656
Total Deferred tax asset	$	41,139
Deferred tax liability:		-
Total Deferred tax liability		-
Total Deferred tax asset, net	$	41,139

The Company's income tax expense for the year ended December 31, 2023, consisted of the following:

Current income tax expense/(benefit)		
U.S. Federal		(13,185)
U.S. State and local		5,369
Current income tax expense/(benefit)		(7,816)
Deferred income tax expense/(benefit)		(41,139)
Income tax expense/(benefit)	$	(48,955)

The Company's effective tax rate of 88.7% differs from the statutory rate of 21% due primarily to state and local taxes as well as the application of NOLs. The Company files a federal tax return on a standalone basis and combined California tax return with its affiliates. The Company has calculated its financial statement taxes on a standalone basis pursuant to a tax sharing arrangement. At December 31, 2023, there is no amount due to or from its affiliates relating to California tax.

Notes to the Financial Statements December 31, 2023

Income tax *(Continued)*

Income tax expense/(benefit) differed from the expected tax computed by applying the federal corporate rate of 21% to income before income taxes as follows:

Expected federal tax on income	$	(11,587)	21.0%
Add tax effects of:			
Provision to return adjustment		(32,424)	58.8%
State tax expense (net)		(5,745)	10.4%
Other		801	-1.5%
Total income tax expense	$	(48,955)	88.7%

The Company's federal income tax returns for the three years prior to 2020 are no longer subject to examination by the Internal Revenue Service (IRS).

The Company classifies all interest and penalties as income tax expense. As of December 31, 2023, the Company has recorded $0 in liabilities for tax related interest and penalties on its Statement of Financial Condition. There were no unrecognized tax benefits at December 31, 2023.

F. Concentration of credit risk

From Time to time, the Company will maintain cash balances in a financial institution which at times may exceed federally insured limits. The Company is subject to credit risk to the extent any financial institution with which it conducts business is unable to fulfill contractual obligations on its behalf. Management monitors the financial condition of such financial institutions and does not anticipate any losses from these counterparties.

The Company is engaged in brokerage and distribution activities in which counterparties are primarily mutual fund companies related by common ownership. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the financial product. Under ASC 326, the Company has evaluated the creditworthiness of client counterparties and issuers of financial products and determined that credit risk is minimal, hence, no allowance for credit losses was established as of year ended December 31, 2023.

Risks and Uncertainties

Since 2020, with the first worldwide pandemic situation in modern times, the company was exposed to the adverse financial, economic, and geopolitical context. In 2024 management will continue to monitor and anticipate, where possible, the evolution of such risks and their potential impact on the Company and its stakeholders.

G. Net capital requirements

The Company is a member of FINRA and is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital which requires a ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, in the year of operation. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2023 the Company had a net capital of $523,063 which was $517,694 above its required net capital of $5,369. At December 31, 2023, the Company's net capital ratio was 0.15 to 1.

H. Subsequent events

The Company has performed an evaluation of events that occurred after December 31, 2023, and through February 28, 2024, the date of the filing of this report. There have been no material subsequent events that occurred during such a period that would require disclosure in this report or would be required to be recognized in the financial statement as of December 31, 2023.